Exhibit 99.2

NATIONAL INSTRUMENT 51-102 CONTINUOUS DISCLOSURE OBLIGATIONS
REPORT ON VOTING RESULTS

Alexco Resource Corp. (the “Company”) held its special meeting of shareholders, holders of options (“Options”) to acquire shares (“Shares”), holders of restricted stock units (“RSUs”) and holders of deferred stock units (“DSUs” and, together with Options, Shares and RSUs, “Securities”) of the Company (collectively, the “Securityholders”) on August 30, 2022 (the “Meeting”) and in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the Company hereby advises of the following voting results obtained at the Meeting:

Total Securities issued and outstanding on July 20, 2022:	182,409,509
Total Securities represented at the Meeting:	77,287,600
Percentage of total Securities represented at the Meeting:	42.37%

The matter considered at the Meeting is described in greater detail in the Company’s management information circular dated July 28, 2022 related to the Meeting (the “Circular”), available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at alexcoresource.com/investors/special-meeting-of-shareholders.

Based on the proxies received and a vote conducted by ballot at the Meeting, the special resolution (the “Arrangement Resolution”), the full text of which is included as Appendix A to the Circular, approving a plan of arrangement involving the Company and 1080980 B.C. Ltd. under section 288 of the Business Corporations Act (British Columbia), as more fully described in the Circular, was approved by the Securityholders of the Company.

The following is a summary of the votes cast by holders of Shares:

Arrangement Resolution	For	Against	Outcome
See Appendix A to the Circular for the full text of the Arrangement Resolution.	63,298,554 (92.04%)	5,473,842 (7.96%)	Approved

The following is a summary of the votes cast by Securityholders (voting as a single class):

Arrangement Resolution	For	Against	Outcome
See Appendix A to the Circular for the full text of the Arrangement Resolution.	71,813,758 (92.92%)	5,473,842 (7.08%)	Approved

The following is a summary of the votes cast by holders of Shares (excluding Shares required be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions):

Arrangement Resolution	For	Against	Outcome
See Appendix A to the Circular for the full text of the Arrangement Resolution.	58,918,185 (91.50%)	5,473,842 (8.50%)	Approved

Dated this 30th day of August, 2022.